FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

STATEMENT ON THE BANK OF ENGLAND
2019 STRESS TEST RESULTS

HSBC Holdings plc ('HSBC' or together with its subsidiaries, 'the Group') notes the publication today of the results of the Bank of England's 2019 stress test. Under the annual cyclical stress scenario, the Bank of England's results show that the Group's common equity tier 1 ('CET1') capital ratio on an IFRS 9 transitional basis1 would fall to a low point of 8.9%, above HSBC's CET1 hurdle rate of 7.7%.

On an IFRS 9 non-transitional basis, HSBC's CET1 capital ratio is projected to reach a low point of 8.1% which is above HSBC's IFRS 9 non-transitional CET1 hurdle rate of 6.6%.

The hurdle rates include the Group's updated Pillar 2A capital requirement which has been set at 3.0% of risk-weighted assets on a total capital basis, of which a minimum of 1.7% must be met with CET1 capital.

The Bank of England's 2019 test scenario for the domestic UK economy is broadly similar to the 2018 exercise, however the global recession scenario is very slightly more severe than in 2018. The scenario models a hypothetical synchronised global downturn with growth in Hong Kong, China and other emerging market economies in which HSBC operates being particularly adversely affected.

Today's results demonstrate HSBC's continued capital strength under this severe downside scenario.

The results incorporate strategic management actions which have been accepted by the Bank of England for the purposes of this exercise. In practice, under such adverse economic circumstances, HSBC would consider a variety of management actions depending on the prevailing circumstances at the time. HSBC's intention, as evidenced by its past actions, is to maintain a conservative and prudent approach to capital management.

The Bank of England's 2019 stress test results are available to view in full at www.bankofengland.co.uk/news

HSBC's results under the annual cyclical stress scenario are shown below.

			Minimum stressed ratio after 'strategic' management actions and before conversion of AT1
	Actual (end-2018)	Minimum stressed ratio (before 'strategic' management actions or AT1 conversions)	Non-dividend 'strategic' management actions only(i)	All 'strategic' management actions including CRD IV related restrictions	Minimum stress ratio (after the impact of 'strategic' management actions and conversion of AT1)	Hurdle rate	Actual (2019 Q3)
IFRS9 Transitional
Common equity tier 1 ratio(a)(b)	14.0%	5.4%	6.8%	8.9%	8.9%	7.7%	14.3%
Tier 1 capital ratio(c)	17.0%	7.5%(g)	9.1%(g)	11.2%(g)	11.2%(g)		17.3%
Total capital ratio(d)	20.0%	9.4%(g)	11.2%(g)	13.3%(g)	13.3%(g)		20.2%
Memo: risk weighted assets (US$ bn)	865	1,189(g)	1,066(g)	1,071(g)	1,071(g)		865
Memo: CET1 (US$ bn)	121	65(g)	72(g)	95(g)	95 (g)		124
Tier 1 leverage ratio(a)(e)	6.0%	4.2%	4.7%	5.3%	5.3%	3.86%	5.8%
Memo: leverage exposure (US$ bn)	2,413	2,292(h)	2,160(h)	2,162(h)	2,162(h)		2,571
IFRS9 non-transitional
Common equity tier 1 ratio(f)	13.9%	5.9%	6.9%	8.1%	8.1%	6.6%	14.2%
Tier 1 leverage ratio(f)	6.0%	3.8%	4.2%	4.8%	4.8%	3.35%	5.8%

Sources: HSBC's published accounts and STDF submissions, Bank of England analysis and calculations

a)     The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after 'strategic' management actions and before AT1 conversion.

b)     The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD IV via the PRA Rulebook.

c)     Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital in line with the UK implementation of CRD IV.

d)     Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of Tier 1 capital and Tier 2 capital in line with the UK implementation of CRD IV.

e)     The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, in line with the PRA's Policy Statement PS21/17.

f)      The low point year on a non-transitional IFRS 9 basis may differ to the low point year on a transitional IFRS 9 basis.

g)     Corresponds to the same year as the minimum CET1 ratio over the stress scenario after 'strategic' management actions.

h)     Corresponds to the same year as the minimum leverage ratio over the stress scenario after 'strategic' management actions.

i)      This excludes CRD IV distribution restrictions. Where a bank is subject to such restrictions all non-business as usual cuts to distributions subject to CRD IV restrictions will appear in the next column - 'All 'strategic' management actions including CRD IV related restrictions. This should not be interpreted as a judgement by the Bank of England that any or all of such cuts are conditional on such restrictions.

Investor enquiries to:

Richard O'Connor (London)	+44 (0) 207 991 6590	richard.j.oconnor@hsbc.com
Mark Phin (Hong Kong)	+852 2822 4908	mark.j.phin@hsbc.com

Media enquiries to:

Ankit Patel	+44 (0) 207 991 9813	ankit.patel@hsbc.com

Footnotes:

1 HSBC's CET1 ratio on a transitional basis is calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 65 countries and territories in Europe, Asia, North America, Latin America, and the Middle East and North Africa. With assets of US$2,728bn at 30 September 2019, HSBC is one of the world's largest banking and financial services organisations.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of HSBC and its consolidated subsidiaries (together, the 'HSBC Group') which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project' or 'estimate' (together, 'forward-looking statements'). Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct, and they may involve significant risks and uncertainties, many of which are outside the control of the HSBC Group. Actual outcomes may differ materially from those stated or implied in any forward-looking statements. Any such forward-looking statements are based on the current beliefs and expectations of the HSBC Group, and the HSBC Group does not assume any obligation to update, revise or supplement them if circumstances or management's beliefs or expectations should change. For these reasons, recipients should not rely on any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the HSBC Group as to the achievement or reasonableness of any projections, estimates or forecasts contained herein.

Additional detailed information concerning important factors that could cause actual results to differ materially from this announcement is available in HSBC's Annual Report and Accounts for the fiscal year ended 31 December 2018 on Form 20-F and in HSBC's Interim Report for the six months ended 30 June 2019, which are available on the SEC's website (www.sec.gov).

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 16 December 2019